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                                               Filed by Spieker Properties, Inc.
                                                      Pursuant to Rule 425 under
                         the Securities Act of 1933 and deemed filed pursuant to
                                   Rule 14a-12 under the Securities Act of 1934,
                                       Subject Company: Spieker Properties, Inc.
                                                   (Commission File No. 1-12528)

The following communication was distributed to employees of Spieker Properties, Inc. on April 3, 2001.

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TRANSITION.....
 .... A COMMUNICATION FOR SPIEKER EMPLOYEES AS WE MERGE WITH EQUITY OFFICE.
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IS THE PROPOSED EFFECTIVE DATE OF THE MERGER STILL THE SAME?

At this time, we are still planning for a merger in late June. As we mentioned in an earlier newsletter, this date is subject to a number of factors that we do not control. In order for the merger to close, it must be approved by the shareholders of both companies after receipt of a proxy solicitation document. This requires an order of effectiveness from the Securities & Exchange Commission (SEC), and then a waiting period after the mailing of the proxy before the shareholder meetings are held. The transaction will be closed following the approval of the shareholders of both companies.

WHAT IS THE STATUS OF THE SEC FILING?

The initial Registration Statement for the merger of Equity Office Properties Trust and Spieker Properties was filed with the Securities and Exchange Commission on March 23, 2001. Issuance of the SEC's order of effectiveness for this document is a pre-condition to distribution of the proxy to shareholders for approval of the merger. If you wish to obtain a copy of the filing, you may do so by visiting the SEC website at www.freeedgar.com and typing in "Equity Office Properties Trust." Click on "View Filings" and then select the S-4 Registration Statement dated 3/23/01.

AS WE PROCEED THROUGH THIS TRANSITION PERIOD, HOW EXACTLY WILL SPIEKER'S BUSINESS PROCESSES EITHER SHUT DOWN OR TRANSFER OVER TO EQUITY OFFICE? WHAT SHOULD I EXPECT TO OCCUR?

The transition plans for different business processes will vary by function. As you know, members of Equity Office's management team have been out meeting with everyone - both in the field and in Menlo Services, to assess what our current structure is and how processes are currently running.

The joint Equity Office-Spieker transition teams are organized as follows:

     -    Corporate
     -    Finance, Accounting and Taxation
     -    Legal
     -    Investments and Development
     -    Information Technology/CTI
     -    Corporate Communications, Marketing and Investor Relations
     -    HR, Payroll, Risk Management
     -    Pacific Northwest
     -    East Bay/Sacramento
     -    Peninsula/North Bay
     -    Silicon Valley
     -    Southern California

As the various functional and field teams develop their plans, we will make sure these are communicated to you.

WILL WE BE INSTRUCTED TO DISPOSE OF ALL MATERIALS WITH THE SPIEKER NAME OR BRAND ON IT? WHAT ABOUT MARKETING MATERIALS AND SIGNAGE?

In general, once the merger closes, no branded Spieker materials will be used. As soon as possible after the merger, Equity Office will determine the appropriate brand elements (door decals, lease signage, uniforms, and marketing collateral materials) and begin the production and distribution process.

SHOULD I CONTINUE TO USE SPIEKER MATERIALS IN THE PERIOD RIGHT AFTER THE CLOSE?

Each property will be given specific instructions to facilitate a smooth transition. In general, Spieker branded materials will not be used post-close.


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WHAT WILL HAPPEN TO EXTRA OFFICE EQUIPMENT? WILL WE HAVE THE OPPORTUNITY TO
PURCHASE WHAT MIGHT BE "EXTRA," ESPECIALLY COMPUTER EQUIPMENT?

In general, we expect that office equipment will be redeployed across the organization first, to ensure that we are appropriately equipped in all locations. After this has happened, if we find that there is "extra" equipment available, we will let you know of any plans for employee sale or disposition.

WHERE ARE EQUITY OFFICE'S REGIONAL AND SUB-REGIONAL OFFICES LOCATED?

Equity Office currently has ten regional offices, reflecting its organizational structure. These offices are in Boston, New York, Washington, DC, Atlanta, Chicago, Houston, Denver, Seattle, San Francisco and Los Angeles.

Equity Office's West Coast regional offices and respective senior vice presidents are located as follows:

LOS ANGELES REGION (covering Los Angeles, Orange County, San Diego)
Bert Dezzutti
Two California Plaza, Suite R-2A
Los Angeles, CA 90071-3406

SAN FRANCISCO REGION (covering San Francisco & the Peninsula, Silicon Valley, the East Bay, Sacramento)
Mark Geisreiter
One Market
Spear Street Tower, Suite 1725
San Francisco, CA 94105-1000

SEATTLE REGION (covering Seattle, Bellevue, Portland, Anchorage)
Pat Callahan
Wells Fargo Center
999 Third Avenue, Suite 4150
Seattle, WA 98104

DOES EQUITY OFFICE HAVE A DEVELOPMENT GROUP?

Yes. Equity Office's Development Investments group is a part of the company's Real Estate Investments group, which manages development, and property acquisitions and dispositions.

HAVE ANY DECISIONS BEEN MADE ABOUT HOW EQUITY OFFICE IS GOING TO HANDLE OUR PENDING DEVELOPMENT PROPERTIES?

Equity Office is interested in managing the successful completion of Spieker's current properties under development. No decisions have yet been made about future or pending development properties; opportunities will be examined on a case-by-case basis to identify investments worth pursuing.

WHEN WILL WE BE CONNECTED TO EQUITY OFFICE'S NETWORK AND THEIR INTRANET?

We anticipate that Spieker employees who are continuing employment with Equity Office will be connected to Equity Office's network and Intranet ("The Lobby") as soon as possible after the merger closes.

CAN WE GET ACCESS TO EQUITY OFFICE'S JOB POSTINGS?

Yes. All Equity Office job openings are posted on their website, www.equityoffice.com (these are the same postings that are on Equity Office's Intranet).

WHEN WILL SPIEKER.COM SHUT DOWN? AND WHEN WILL OUR PROPERTIES BE REPRESENTED ON EQUITY OFFICE'S WEBSITE? The content of spieker.com will be removed after the merger closes. Individuals who go to the Spieker website will see a link that will redirect them to the Equity Office website, www.equityoffice.com. Once the merger closes, Equity Office will immediately start converting the Spieker property information so that this information appears on the Equity Office website.

WHAT HAPPENS TO OUR FLEXIBLE SPENDING ACCOUNTS (FSAS) WHEN THE MERGER IS FINAL? The day after the merger closes, all FSA accounts (dependent care and health care)

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for employees and FSA COBRA participants of Spieker Properties will be rolled into Equity Office's FSA program, administered by CIGNA. Ceridian Benefits Services (Spieker's current FSA vendor) will work with CIGNA over the next few months to transfer all data related to Spieker's plan (i.e., employee account information, 2001 plan year elections, reimbursements year-to-date, etc.).

For employees continuing employment with Equity Office, elections previously made for the FSA program for the 2001 plan year will stand. All year-to-date payroll deductions for the FSA program will be transferred to Equity Office's payroll. Equity Office is on a bi-weekly payroll schedule (26 pay periods per year), whereas Spieker is on a semi-monthly payroll schedule (24 pay periods per year), so the actual dollar amount taken from each paycheck will be different, however, the annual contribution amount will be the same.

After the merger, employees will contact CIGNA for reimbursement requests from the plan (dependent care or health care). This will hold true for expenses incurred during calendar year 2001, either before or after the merger.

After December 31, 2001, employees will have the opportunity to enroll in the FSA program for a short-plan year (January and February 2002). This will be necessary due to the fact that Equity Office's plan year for benefits is March through February, whereas Spieker is on a calendar year. Employees will then go through Equity Office's normal open enrollment process for the FSA program for the plan year March 1, 2002 through February 28, 2003.

Employees who are not continuing employment with Equity Office (and who are terminated as of the day of the close) will be offered the opportunity to continue participating in the FSA through COBRA. CIGNA will administer the FSA COBRA. If an employee does not elect to continue participating in the FSA program via COBRA, he/she will have 90 days from the date of the close to submit claims for reimbursement for expenses incurred up to and including the day of the close. Employees will be reimbursed up to the total amount (year-to-date) that had been deducted from their paycheck as of the day of the close.

IF I LOSE MY JOB AS A RESULT OF THE MERGER AND AM ELIGIBLE FOR A SEVERANCE PACKAGE, WILL I BE ABLE TO DEDUCT CONTRIBUTIONS TO MY 401(k) PLAN FROM MY SEVERANCE PAYMENT? No, this will not be possible.

FOR EMPLOYEES WHO RECEIVE SEVERANCE PACKAGES, HOW WILL SEVERANCE BE PAID OUT?

The severance payment will be made as a single, lump-sum cash payment, less all applicable compensation withholdings (such as taxes, social security, etc.). This is a change from the information provided in an earlier communication, where it was indicated that the payout would be bi-weekly following one's final date of employment.

I'VE HEARD ABOUT SOME CHANGE MANAGEMENT SESSIONS BEING OFFERED - WHAT ARE THEY?

Equity Office has arranged for an outside group, Right Management, to run two series of sessions on handling change. "Leading Change" is being offered to Spieker managers, and "Change Mastery" is open to all Spieker non-management employees.

Given that the merger means change in some way for all of us, these sessions will help you understand the nature of change and its impact on the organization; understand your individual response to change; and help identify key skills for managing organizational change. These sessions should be very helpful. We encourage you to talk with your Operations Director to get a schedule of the sessions so you can attend.

WILL OUTPLACEMENT SERVICES BE PROVIDED FOR THOSE EMPLOYEES WHO ARE NOT OFFERED CONTINUING EMPLOYMENT WITH EQUITY OFFICE?

Yes. Outplacement assistance will be provided to employees who are not offered continuing employment with Equity Office. Details will be


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provided to affected employees as part of their severance package.

WHAT KIND OF ORIENTATION WILL BE PROVIDED TO EMPLOYEES WHO CONTINUE EMPLOYMENT WITH EQUITY OFFICE?

Equity Office has a thorough orientation program, know as "Trailblazer," which will be provided to ongoing employees immediately following the close. The program is designed to provide new employees the information and tools they need to quickly get up to speed. In addition, there will be some benefits-related information that will need to be shared with ongoing employees prior to the close.

HOW ARE EMPLOYEES ON A LEAVE OF ABSENCE COMMUNICATED WITH?

Helena Thompson (HR in Menlo Park) is ensuring that communications with these employees is consistent with that for all employees.

WILL WE STILL HAVE THE MARKETING MEETING IN TAHOE? WHAT ABOUT GROUP OUTINGS?

We will not hold the June marketing meeting, as it would occur so close to the intended close date, and it seems impractical to try to organize a meaningful event given all that is happening related to the merger.

The regions and sub-regions are continuing to schedule group outings and events. In May, Ned Spieker, Dennis Singleton, John French, John Foster, Craig Vought, Stu Rothstein and Eli Khouri will be touring through the regions to meet with everyone before the close.

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THE FOLLOWING LEGEND IS REQUIRED BY SEC REGULATIONS TO APPEAR ON ALL WRITTEN
COMMUNICATIONS RELATING TO THE Merger:

Investors are urged to read the joint proxy statement/ prospectus regarding the merger. Investors may obtain a free copy of a draft of the joint proxy statement/ prospectus at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus may also be obtained for free by directing a request to Spieker Properties, Inc., 2180 Sand Hill Road, Suite 200, Menlo Park, CA, 94025, attention: Corporate Secretary, telephone: (650) 854-5600.

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Information concerning the identity of participants in the solicitation of proxies by the Spieker board of directors and their direct or indirect interests, by security holdings or otherwise, may be obtained from the joint proxy statement/prospectus.
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